Exhibit A

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Geode Capital Management, LLC: IA
Geode Capital Management Trust Company, LLC: BK

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by Geode Capital Holdings LLC and certain of its subsidiaries.  Geode Capital Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Geode Capital Management Trust Company, LLC is a trust company chartered under the laws of the State of New Hampshire.